FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors Presentation filed with the Israeli Securities Authority on May 26, 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By: /s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  May 26, 2016

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 May 2016

 This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995. Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Elron’s and its group companies’ fields of operation; failure to obtain regulatory approvals; failure to meet goals; failure or delay in recruiting the number of patients or samples necessary to complete clinical trials; failure or delay in correcting defects or the discovery of additional defects; clinical trial results; inability to realize technologies; modifications in technologies; modifications in work plan, goals and/or strategy; or if any risk associated with Elron and its group companies and the course of clinical trials and their results occurs.  *

 This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   *

 *

 PERFORMANCE IN 2016:  114  20  59  4  269  * Including RDC  *  26

 1 Includes Elron’s direct holdings and its effective indirect holdings through RDC and RDSeed. Includes investments made after Mar. 31, 2016.2 Includes Elron’s balance and 50.1% of RDC’s balance.3 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.  Holdings in companies 1  Book value at Mar. 31, 2016 ($m)  Amount invested ($m)  Associates and consolidated companies:      Pocared (58%)  15.3  55.4  BrainsGate (30%)  -  24.5  PLYmedia (25%)  -  2.5  Others  14.7  26.6  Companies presented at fair value:      Notal Vision (21%)  15.7  10.1  Others  4.6  18.6  Total Holdings  50.3  135.2  Fair value of contingent consideration from sale of companies 2  4.2  4.2  Cash (as of May 25, 2016) 2  72.5  72.5  Financial assets, net (as of May 25, 2016) 2  27.3  27.3  TOTAL 3  154.3  239.2  Price per share on TASE (in $) (as of May 25, 2016)    4.35  Elron’s market value (as of May 25, 2016)    129.3  *

 OUR INVESTMENT:$25M  OUR HOLDING:30%  *

 Sources: American Heart Association: Heart Disease and Stroke Statistics Report – 2015; BrainsGate website: http://brainsgate.com/eng/page.php?id=3&instance_id=9.   *

 Sources: American Heart Association: Heart Disease and Stroke Statistics Report – 2010, 2015; CDC website: http://www.cdc.gov/stroke/facts.htm.   mRS  Average Lifetime Cost Per Stroke Patient  Sources: Samsa et al, Performing Cost-Effectiveness Analysis by Integrating Randomized Trial Data with a Comprehensive Decision Model: Application to Treatment of Acute Ischemic Stroke, J Clin Epidemiol Vol. 52, No. 3, pp. 259–271, 1999Savings calculated by: Expected mRS Distribution X Effect X Tx Cost Savings  0  1  2  3  4  5  6  *

 Source: American Heart Association: Temporal Trends in Patient Characteristics and Treatment With Intravenous Thrombolysis Among Acute Ischemic Stroke Patients at Get With the Guidelines–Stroke Hospitals, Schwamm, Circ Cardiovasc Qual Outcomes. 2013;6:543-549.  *

 CLOT-BUSTING DRUG  CLOT RETRIEVING DEVICES  ELECTRICAL STIMULATION  Sources: Adams HP, et al (2003) Stroke 34, 1056-83; del Zoppo GJ, et al (2009) Stroke 40, 2945-48.  *

 CLOT-BUSTING DRUG  CLOT RETRIEVING DEVICES  ELECTRICAL STIMULATION  Sources: Broderick JP, et al (2013) New England Journal of Medicine 368(10), 893-903; Ciccone A, et al (2013) New England Journal of Medicine 368(10), 904-13; Kidwell CS, et al (2013) New England Journal of Medicine 368(10), 914-23; Berkhemer OA, et al (2015) New England Journal of Medicine 372(1), 11-20; Campbell BC, et al (2015) New England Journal of Medicine 372(11), 1009-18; Goyal M, et al (2015) New England Journal of Medicine 372(11), 1019-30; Joven TG, et al (2015) New England Journal of Medicine; Saver JL, et al (2015) New England Journal of Medicine; European Stroke Organisation (ESO) Conference 2015. Abstract 82, Abstract 180.  *

 CLOT-BUSTING DRUG  CLOT RETRIEVING DEVICES  ELECTRICAL STIMULATION  *

ISS: THE ISCHEMIC STROKE SYSTEM


Implant
Implantation site
GuideView
C. Controller
A. Transmitter
B. Driver

TREATMENT REGIMEN:

- 5 daily stimulation sessions, of 4 hours each
- The neurologist performs the implantation (which is brief and simple), with the aid of a navigation system

SPG (sphenopalatine ganglion) = supplies parasympathetic innervation to the anterior cerebral circulation and some of the posterior circulation

Transmitter = emits RF waves which energize the implant

Implant = delivers electrical pulses to the SPG

GuideView = helps navigate the implant through the canal to its correct position near the SPG using a patient's CT

BrainsGate's ISS is an investigational device, not approved for marketing.

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 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 OUR INVESTMENT:$55M  OUR HOLDING:58%  *

THE METHODS USED IN ORGANISM IDENTIFICATION HAVEN'T CHANGED IN MORE THAN 100 YEARS

BACTERIA CULTURING: THE DIAGNOSTICS OF YESTERDAY

Since the 19th century, microbiology testing has been done by culturing bacteria in petri dishes



- **Expensive:** Requires reagents and skilled lab technicians
- **Manual:** Prone to human error, limited throughput
- **Inefficient:** Large lab footprint
- **Lengthy:** Diagnosis that relies on culturing bacteria to reach sufficient concentration levels takes days

CONSEQUENCES	Over-/mis-prescribing antibiotics while awaiting lab results (promotes antibiotic resistance) Costly lab tests

AUTOMATED LAB SYSTEM: THE DIAGNOSTICS OF TOMORROW

In the 21st century, **POCARED** *developed a technology for automatically identifying bacteria in body fluids, by identifying their optical "fingerprint"*

RAPID & AFFORDABLE TESTING



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The use of antibiotics is the single most important factor leading to antibiotic resistance around the worldAntibiotics are among the most commonly prescribed drugsUp to 50% of all the antibiotics prescribed are not needed or are not optimally effective as prescribed  penicillin  1943  1940  tetracycline  erythromycin  methicillin  gentamicin  vancomycin  imipenem  ceftazidime  levofloxacin  linezolid  daptomycin  ceftaroline  1950  1959  1953  1968  1960  1962  1972  1979  1972  1988  1985  1998  1985  1987  1996  1996  2000  2001  2003  2004  2010  2011  Antibiotic introduced  Resistance identified  Sources: CDC, Antibiotic Resistance Threats in the United States, 2013; “FDA’s Take on the Executive Order and National Strategy to Combat Antibiotic-Resistant Bacteria”, posted on September 18, 2014 by FDA Voice, http://blogs.fda.gov/fdavoice.  *

 Sources: Bourbeau PP and Ledeboer NA (2013) Journal of Microbiology 51(6), 1658-65; Kaplan RL and Burgess TE (2010) Journal of Microbiology & Biology Education 11(2), 140-43; Novak SM and Marlowe EM (2013) Clinics in Laboratory Medicine 33, 567-88.                         *
 Sources: Bourbeau PP and Ledeboer NA (2013) Journal of Microbiology 51(6), 1658-65; Kaplan RL and Burgess TE (2010) Journal of Microbiology & Biology Education 11(2), 140-43; Novak SM and Marlowe EM (2013) Clinics in Laboratory Medicine 33, 567-88.                         *

 The Analyzer employs algorithms that determine which wavelength to choose, and detect the organism’s “optical fingerprint”  P-1000 Analyzer  Sample Processor  User interface  The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.  *

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 Source: Pocared data.  *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 OUR INVESTMENT:$12M  OUR HOLDING:35%  *

 *  Cartilage does not possess spontaneous healing potential  There are no treatments that halt the progression of osteoarthritis (OA)  Sources: CDC website: http://www.cdc.gov/arthritis/basics/osteoarthritis.htm, http://www.cdc.gov/nchs/fastats/inpatient-surgery.htm; Losina E, et al (2015) Arthritis Care & Research 67(2), 203-15; McCormick F, et al (2014) Arthroscopy 30(2), 222-26.

 *  12 weeks post-op  6 weeks post-op  3 weeks post-op  The Agili-C is investigational in the U.S., and CE-marked in the EU.

 *  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

 OUR INVESTMENT:€1.75M  OUR HOLDING:28%*  *  * 28% after the funding round will be completed; currently 17%.

 *  Sources: Nkomo VT, et al. Burden of valvular heart diseases: a population-based study. Lancet 2006;368: 1005 – 1011; coramaze website: http://www.coramaze.com.

 ATRAUMATIC ANCHORING IN THE LEFT ATRIUM  SPACER THAT ENHANCES LEAFLET COAPTATION  PERCUTANEOUS TRANSFEMORAL IMPLANTATION  REPOSITIONABLE, DOESN’T INJURE ADJACENT TISSUE  PRESERVES NATURAL LEAFLETS, RESTORES THEIR FUNCTIONALITY  A SAFE, SIMPLE, AND QUICK IMPLANTATION METHOD        Coramaze’s system is an investigational device, not approved for marketing.  *

 ACQUIRER  TARGET  DEAL SIZE  DEVICE  STAGE  Edwards Lifesciences  CardiAQ Valve Technologies   up to $400m ($350m upfront + milestone)  mitral valve replacement  clinical development  Abbott  Tendyne  up to $250m ($225m upfront + milestone)  mitral valve replacement  clinical development  Abbott  Cephea Valve Technologies  undisclosed purchase option  mitral valve replacement  clinical development  Medtronic  Twelve  up to $458m ($408m upfront + milestone)  mitral valve replacement  clinical development  Boston Scientific  Mvalve Technologies  $200m purchase option  mitral valve replacement  clinical development  Sources: publicly available information  *

 *  OUR INVESTMENT:$5.9M  OUR HOLDING:42%

 *  OUR INVESTMENT:$2.9M  OUR HOLDING:37%

 *  OUR INVESTMENT:$0.75M  OUR HOLDING:27%*  * 27% after the funding round will be completed; currently 16%.

 *  OUR INVESTMENT:$2.5M  OUR HOLDING:22%

 *  OUR INVESTMENT:$2.2M  OUR HOLDING:29%